                                                          ASP VENTURES CORP.
                                                 1066 WEST HASTINGS STREET, SUITE 2610
                                                               VANCOUVER
                                                       BRITISH COLUMBIA V6E 3X2

July 20, 2006

Raquel Howard

Division of Corporation Finance

Office of Emerging Growth Companies

100 F Street, North East

Washington, D.C. 20549

Re:      ASP Ventures Corp.
Form 10-KSB for the Fiscal Year Ended
December 31, 2005
Form 10-QSB for the Fiscal Quarter Ended
March 31, 2006
File No. 0-28589

Dear Ms. Howard:

Thank you for your comments dated June 30, 2006, related to the Form 10-KSB for the fiscal year ended December 31, 2005 and the Form
10-QSB for the fiscal quarter ended March 31, 2006 for ASP Ventures Corp. (the "Company").

We do hereby submit this response letter in connection with our amended Form 10-KSB/A and Form 10-QSB/A to be filed electronically on
July 21, 2006. Additionally, we have forwarded a clean copy and a redline copy of our amended filing to your attention by overnight courier.

Please direct any additional comments or questions to the following address and fax number:

Nora Coccaro
Chief Executive Officer
1066 West Hastings Street, Suite 2610
Vancouver, British Columbia, Canada V6E 3X2
Telephone: (604) 602-1717
Facsimile: (604) 687-6755

The following are our detailed responses to your comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1.       We note the audit report on page F-2 does not cover the cumulative financial statements from May 15, 1998 (inception) to
         December 31, 2005, in the introductory paragraph. Auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please revise.

Response:
         Our auditors have revised their audit report to cover the cumulative financial statements from May 15, 1998 (inception) to
         December 31, 2005.

Item 8A. Controls and Procedures, page 22

2.       We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officers concluded that your disclosure controls and procedures are effective at that reasonable level. Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section IL.F.4 of Management's Reports on Internal Control Over Financial Reporting and
         Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
         http//www.sec.gov/rules/final/33-8238.htm.

Response:
         Further to our reference to Section IL.F.4 of Management's Reports on Internal Control Over Financial Reporting and
         Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, we have determined to remove the discussion of the level of assurance of our disclosure controls and procedures.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Item 3. Controls and Procedures, page 16

3.       Revise your Form 10-QSB to comply with our comment under Item 8A above.

Response:
         We have determined to remove the discussion of the level of assurance of our disclosure controls and procedures in accordance with our response to your comment under Item 8A above.

In connection with the Company's response to these comments, we confirm the following:

o        The Company is responsible for the adequacy and accuracy in its filings;

o        Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's amended Form 10-KSB/A and Form 10-QSB/A filings, please contact me at (604) 602-1717.

Yours faithfully,

/s/ Nora Coccaro
Nora Coccaro, Chief Executive Officer